SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                                   Singer N.V.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   82930F208
                                 -------------
                                 (CUSIP Number)

                             Richard F. Mauro, Esq.
                  Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                       1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP NO.: 82930F208                  13D                      Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Pacholder Associates, Inc.
   31-1089398
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Ohio
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            569,006 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       569,006 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     569,006 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.01%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IA
--------------------------------------------------------------------------------

CUSIP NO.: 82930F208                  13D                      Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Singer N.V., a Netherlands Antilles corporation (the "Issuer"). The Issuer's principal executive offices are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles.

ITEM 2.  IDENTITY AND BACKGROUND

The person filing this statement is Pacholder Associates, Inc. ("PAI"), a registered investment adviser whose principal executive offices are at 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236 (the "Reporting Person").

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the shares of Common Stock beneficially owned by it pursuant to the Issuer's plan of reorganization (the "Plan") confirmed by the U.S. Bankruptcy Court in the Southern District of New York on August 24, 2000. All of the shares of Common Stock which are subject to this Schedule 13D were issued to an affiliate of the Reporting Person, Pension Benefit Guaranty Corporation, a federal government corporation ("PBGC"), in satisfaction of certain claims PBGC had against the Issuer. (See Item 5 below.)

The Reporting Person did not acquire the Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the 569,006 shares of Common Stock (plus 40 shares of preferred stock) as a result of the resolution of the bankruptcy proceeding filed by the Issuer.

The Reporting Person may make purchases or sales of the shares of the Issuer's Common Stock at any time. The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Person intends to sell the shares of Common Stock owned by it as soon as practicable. In this regard, the Reporting Person has entered into discussions with third parties concerning sale of the shares of Common Stock. No definitive agreement has been reached to date.

CUSIP NO.: 82930F208                  13D                      Page 4 of 5 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

PAI beneficially owns and has sole voting and dispositive power over the 569,006 shares of the Issuer's Common Stock and shared voting and dispositive power over zero shares of Common Stock. PAI beneficially owns such shares of Common Stock as the agent for PBGC, which in turn serves as trustee for the Singer N.V. Pension Plan.

PAI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by it. PAI also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by it.

The Reporting Person has not effected any transactions in the Issuer's securities during the last 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the agency relationship between PAI and PBGC, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO.: 82930F208                  13D                      Page 5 of 5 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    PACHOLDER ASSOCIATES, INC., as agent for the PENSION BENEFIT GUARANTY CORPORATION, as trustee for SINGER N.V. PENSION PLAN


Dated:  October 1, 2002             By: /s/ David A. Groshoff
                                       -----------------------------------------
                                       Senior Vice President & Assistant
                                         General Counsel